787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 28, 2010

VIA EDGAR

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendments to each fund (each, a “Fund” and collectively, the “Funds”) listed on Appendix A

Dear Mr. Ganley:

On behalf of each Fund listed on Appendix A to this letter, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendments (the “Amendments”), as numbered on Appendix A, to each Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendments are being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that they become effective on April 28, 2010.

The Amendments are being filed for the purpose of updating the financial statements and other information and to make other non-material changes. We have reviewed the Amendments and represent that they do not contain disclosures which would render them ineligible to become effective pursuant to Rule 485(b).

The Amendments also contain the Funds’ responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 14, 2010 regarding each Fund’s Post-Effective Amendment to its Registration Statement filed with the Commission on February 22, 2010. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Registration Statement(s). The Staff’s comments have been categorized as “Comments to the Summary Prospectus,” “Fund-Specific Comments,” “Comments to the Statutory Prospectus,” and “Comments to the SAI,” and the comments have been grouped accordingly under each category.

NEW YORK        WASHINGTON, DC        PARIS        LONDON        MILAN         ROME        FRANKFURT        BRUSSELS

April 28, 2010

Comments to the Summary Prospectus of each Fund

Comment 1:	Fee Table: Please delete footnote #1 to the Fee Table, which discloses the contingent deferred sales charge assessed on certain redemptions of Investor A Shares.

Response:	The Funds respectfully decline to delete footnote 1 to the Fee Table. The Funds refer the Staff to the correspondence filed with Post-Effective Amendment No. 20 to BlackRock Global SmallCap Fund, Inc., File Nos. 033-53399 and 811-07171, which outlines the Funds’ responses to the Staff’s prior comments and discusses the Funds’ rationale for not deleting footnote #1 to the Fee Table.

Fund-Specific Comments: BlackRock Emerging Market Debt Portfolio, a series of BlackRock Funds II

Comment 2:	Principal Investment Strategies: Please consider whether U.S. Government securities are part of the Fund’s principal investment strategy.

Response:	The Fund respectfully declines to delete the reference to U.S. Government securities as a principal investment strategy, as the Fund may invest up to 20% of its assets in U.S. Government securities.

Comment 3:	Principal Investment Strategies: Please consider moving the last three sentences of the second paragraph to the statutory prospectus.

Response:	The Fund respectfully declines to move this disclosure from the summary prospectus to the statutory prospectus. The Fund believes investors should be aware of these securities in which the Fund may invest.

Comment 4:	Principal Risks: Please consider moving the definition of emerging markets in the Emerging Markets Risk disclosure to the Principal Investment Strategies section.

Response:	The requested change has been made. The definition of emerging markets is now in the Principal Investment Strategies section and has been removed from the Emerging Markets Risk disclosure.

Comment 5:	Principal Risks: Please confirm that Illiquid Securities Risk is a Principal Risk.

Response:	The Fund confirms that Illiquid Securities Risk is a Principal Risk (illiquid securities risk disclosure now appears under Liquidity Risk). The Fund believes that investments in illiquid securities are a significant risk of which investors should be aware, even if such investments do not exceed 15% of the Fund’s assets.

April 28, 2010

Comment 6:	Principal Risks: Please consider adding country-specific risk disclosure, in addition to Risks of Concentrating in One Country, if the Fund currently concentrates its investments in a particular country or countries.

Response:	The Fund respectfully declines to add country-specific risk disclosure as the Fund does not, and is not, required to consistently concentrate its investments in any one specific country. In addition, the Fund believes that if it was required to add country specific risk, an investor would expect a certain level of investment in that country at all times. Furthermore, since the Fund is actively managed and its portfolio is constantly changing, requiring country-specific risk based on its current investment level in any one country would result in the Fund constantly updating its prospectus based on that day’s level of investment. The Fund believes that its current approach adequately states that risk to the Fund. In addition, country specific risk is disclosed in the Fund’s Statement of Additional Information.

Fund-Specific Comments: BlackRock International Bond Portfolio, a series of BlackRock Funds II

Comment 7:	Principal Investment Strategies: Consider deleting the 40% policy in the second paragraph. This disclosure is superfluous given that the Fund mentions in the first paragraph that it will invest at least 65% of its assets in bonds of non-U.S. issuers from at least three developed countries.

Response:	The requested change has been made.

Comment 8:	Principal Risks: Please consider adding country-specific risk disclosure as a separate risk, in addition to Risks of Concentrating in One Country, if the Fund currently concentrates its investments in a particular country or countries.

Response:	The Fund respectfully declines to add country-specific risk disclosure as the Fund does not, and is not, required to consistently concentrate its investments in any one specific country. In addition, the Fund believes that if it was required to add country specific risk, an investor would expect a certain level of investment in that country at all times. Furthermore, since the Fund is actively managed and its portfolio is constantly changing, requiring country-specific risk based on its current investment level in any one country would result in the Fund constantly updating its prospectus based on that day’s level of investment. The Fund believes that its current approach adequately states that risk to the Fund. In addition, country specific risk is disclosed in the Fund’s Statement of Additional Information.

Comment 9:	Principal Risks: Consider deleting risks related to repurchase agreements and reverse repurchase agreements.

Response:	The requested change has been made.

April 28, 2010

Fund-Specific Comments: BlackRock Strategic Income Opportunities Portfolio, a series of BlackRock Funds II

Comment 10:	Principal Risks: Please consider adding Market Risk as a Principal Risk.

Response:	The requested change has been made. Market Risk and Selection Risk has been added as a Principal Risk.

Comment 11:	Principal Risks: Please consider adding disclosure related to Counterparty Risk.

Response:	The Fund respectfully declines to add additional disclosure related to Counterparty Risk, as the Fund believes that adequate disclosure relating to Counterparty Risk is incorporated in its Derivatives Risk and Credit Risk disclosure.

Fund-Specific Comments: BlackRock World Income Fund, Inc.

Comment 12:	Principal Investment Strategies: Please consider adding disclosure related to credit quality. The Fund discloses that it will normally invest at least 90% of its assets in fixed income securities, and may investment up to 100% of its assets in securities classified as junk bonds, but does not state the normal credit quality of the Fund.

Response:	The Fund does not have a specific investment policy in regards to credit quality; and therefore, the Fund respectfully declines adding disclosure relating to it.

Comment 13:	Principal Risks: Please consider adding country-specific risk disclosure as a separate risk, in addition to Risks of Concentrating in One Country, if the Fund currently concentrates its investments in a particular country or countries.

Response:	The Fund respectfully declines to add country-specific risk disclosure as the Fund does not, and is not, required to consistently concentrate its investments in any one specific country. In addition, the Fund believes that if it was required to add country specific risk, an investor would expect a certain level of investment in that country at all times. Furthermore, since the Fund is actively managed and its portfolio is constantly changing, requiring country-specific risk based on its current investment level in any one country would result in the Fund constantly updating its prospectus based on that day’s level of investment. The Fund believes that its current approach adequately states that risk to the Fund. In addition, country specific risk is disclosed in the Fund’s Statement of Additional Information.

April 28, 2010

Comments to the Statutory Prospectus of each Fund

Comment 14:	Details About the Funds – Investment Risks: Please consider clarifying which main risks apply to which Funds in the multiple-fund prospectuses. The presentation of Fund information in parentheses for some risks and not others is confusing.

Response:	The requested change has been made. The Funds have added a sentence to the introductory paragraph of the Investment Risks section indicating that a risk applies to all Funds unless otherwise denoted in a parenthetical.

Comment 15:	Account Information – Share Classes at a Glance: The redemption fee row of the table states that the Funds do not charge a redemption fee. If the Funds charge a redemption fee, please insert disclosure to that effect.

Response:	The requested change has been made.

Comment 16:	Management of the Funds – Portfolio Manager Information: Please explain in more detail how investment decisions are made among the portfolio managers, e.g., by consensus.

Response:	The Funds believe that the current disclosure regarding the portfolio managers’ investment management decision making process is accurate, as BlackRock applies a team approach to portfolio management and no portfolio is managed exclusively by any single portfolio manager.

Comments to the SAI of BlackFunds II for BlackRock Emerging Market Debt Portfolio, BlackRock International Bond Portfolio and BlackRock Strategic Income Opportunities Portfolio

Comment 17:	Investment Restrictions: Please clarify that restrictions 9 and 11 are consistent with each other.

Response:	The Funds believe that uniform investment restrictions are appropriate for each of its series, as a result, they desire to keep the investment restrictions as they are. Additionally, although each of Investment Restriction 9 and 11 relate to commodities, the Funds submit that they are different because the former involves commodities contracts, while the other involves actual commodities. The Funds respectfully decline the requested change to its investment restrictions. Furthermore, as a fundamental policy of the Funds, this could not be changed without shareholder approval.

* * * * * * * * * *

Each Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the each Fund’s documents.

Please do not hesitate to contact me at (212) 728-8555 if you have comments or if you require additional information regarding each Fund’s Registration Statement.

April 28, 2010

Respectfully submitted,

/s/ Edward Gizzi

Edward Gizzi

cc:	Denis Molleur
Doug McCormack
Aaron Wasserman
Maria Gattuso

April 28, 2010

Appendix A

BlackRock World Income Fund, Inc.

File Nos. 33-42681 and 811-5603

Re:	Post-Effective Amendment No. 25

BlackRock Funds II

BlackRock Emerging Market Debt Portfolio

BlackRock International Bond Portfolio

BlackRock Strategic Income Opportunities Portfolio

File Nos. 333-142592 and 811-22061

Re:	Post-Effective Amendment No. 29